

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Of Harold W. Dance, Inc. DBA Harold Dance Investments
Logan, Utah

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Harold W. Dance, Inc. DBA Harold Dance Investments as of December 31, 2019. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Harold W. Dance, Inc. DBA Harold Dance Investments at December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Company as of December 31, 2018, were audited by other auditors whose report dated February 28, 2019, expressed an unqualified opinion on those statements.

Basis for Opinion

This financial statement is the responsibility of Harold W. Dance, Inc. DBA Harold Dance Investments' management. Our responsibility is to express an opinion on Harold W. Dance, Inc. DBA Harold Dance Investments' financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

WSRP, LLC

WSRP, LLC

We have served as Harold W. Dance, Inc. DBA Harold Dance Investments' auditor since 2019.

Salt Lake City, Utah
February 29, 2020